[Chadbourne & Parke LLP Letterhead]

March 9, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Adams Express Company (“Company”)
Preliminary Proxy Statement on Form PRE 14A
Filed on February 13, 2015
(File No. 811-00248)

Ladies and Gentlemen:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission made during telephone conversations between Amy Miller, Senior Counsel – the Division of Investment Management, and Kevin Smith, of this office, in connection with the above referenced preliminary proxy statement. As discussed with the Staff, an amendment to the preliminary proxy statement is being filed by the Company to reflect the following changes:

1.        as the Company does not expect to receive the required exemptive order to adopt the 2015 Incentive Compensation Plan prior to filing the definitive proxy statement, it has removed the proposal relating to the 2015 Incentive Compensation Plan from the amended preliminary proxy statement;

2.        the description of the proposal to amend the Company’s fundamental investment policy on investments in commodities or commodities contracts has been revised to clarify what constitutes a commodities contract;

3.        the Company has made conforming changes to the amended preliminary proxy statement to reflect the removal and modification of the proposals as noted above; and

4.        the Company has updated the date for submissions of stockholder proposals and nominations for the 2016 Annual Meeting to reflect the later date on which it is sending the proxy statement to its shareholders.

Please telephone Kevin Smith at (212) 408-1092, if you require additional information.

Very truly yours,

/s/ CHADBOURNE & PARKE LLP

Enclosure

cc: Amy Miller                                                                                     (VIA EDGAR)

      Lawrence L. Hooper, Jr.